Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE

FIRST EXTRAORDINARY GENERAL MEETING 2016

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2016 (the “EGM” or “Meeting”) held on Tuesday, 27 December 2016. All resolutions were duly passed.

I.	VOTING RESULTS AT THE EGM

The EGM was held on Tuesday, 27 December 2016 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolutions No. 3 and No. 4 proposed at the EGM, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on such resolutions, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolutions. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolutions No. 3 and No. 4 at the EGM. With respect to other resolutions proposed at the EGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on such resolutions at the EGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 21,920,146,512 voting shares of the Company, representing 77.553070% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of the Company Law of the People’s Republic of China ( ), the Rules for Shareholders’ Meetings of Listed Companies ( ), the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies ( ) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	16
including: number of A Share shareholders	15
number of H Share shareholders	1
Total number of shares with voting rights	21,920,146,512
including: total number of shares held by A Share shareholders	19,331,009,571
total number of shares held by H Share shareholders	2,589,136,941
Percentage to the total number of shares with voting rights	77.553070%
including: percentage of shares held by A Share shareholders	68.392752%
percentage of shares held by H Share shareholders	9.160318%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the Meeting by way of online voting.

Mr. Lin Dairen, Executive Director, was elected by the Board to chair the Meeting. Five out of the eleven Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Yang Mingsheng, Executive Director Mr. Xu Hengping, Non-executive Directors Mr. Wang Sidong and Mr. Liu Jiade, and Independent Directors Mr. Robinson Drake Pike and Ms. Leung Oi-Sie Elsie were unable to attend due to other business commitments. All five Supervisors of the Company attended the Meeting. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the outline of the “13th Five-Year” development plan of the Company	A Share shareholders	19,331,009,571	100.000000	0	0.000000	0	0.000000	19,331,009,571
		H Share shareholders	2,573,695,751	99.403616	99,085	0.003827	15,342,105	0.592557	2,589,136,941
		Total	21,904,705,322	99.929557	99,085	0.000452	15,342,105	0.069991	21,920,146,512
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the change of the auditor for US Form 20-F of the Company for the year 2016	A Share shareholders	19,331,009,371	99.999999	0	0.000000	200	0.000001	19,331,009,571
		H Share shareholders	2,573,491,946	99.395745	255,130	0.009854	15,389,865	0.594401	2,589,136,941
		Total	21,904,501,317	99.928626	255,130	0.001164	15,390,065	0.070210	21,920,146,512
	The resolution was duly passed as an ordinary resolution.
3	To consider and approve the Company Framework Agreement and the Pension Company Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto	A Share shareholders	7,465,571	99.812823	14,000	0.187177	0	0.000000	7,479,571
		H Share shareholders	2,573,387,931	99.391727	146,990	0.005678	15,602,020	0.602595	2,589,136,941
		Total	2,580,853,502	99.392940	160,990	0.006200	15,602,020	0.600860	2,596,616,512
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the CLIC Framework Agreement and the CLP&C Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto	A Share shareholders	7,479,571	100.000000	0	0.000000	0	0.000000	7,479,571
		H Share shareholders	2,573,262,241	99.386873	255,560	0.009870	15,619,140	0.603257	2,589,136,941
		Total	2,580,741,812	99.388639	255,560	0.009842	15,619,140	0.601519	2,596,616,512
	The resolution was duly passed as an ordinary resolution.
5	To consider and approve the renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.	A Share shareholders	19,330,995,571	99.999928	14,000	0.000072	0	0.000000	19,331,009,571
		H Share shareholders	2,573,483,526	99.395420	94,585	0.003653	15,558,830	0.600927	2,589,136,941
		Total	21,904,479,097	99.928525	108,585	0.000495	15,558,830	0.070980	21,920,146,512
	The resolution was duly passed as an ordinary resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 2 to No. 5 proposed at the EGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
2	To consider and approve the change of the auditor for US Form 20-F of the Company for the year 2016	7,479,371	99.997326	0	0.000000	200	0.002674
3	To consider and approve the Company Framework Agreement and the Pension Company Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto	7,465,571	99.812823	14,000	0.187177	0	0.000000
4	To consider and approve the CLIC Framework Agreement and the CLP&C Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto	7,479,571	100.000000	0	0.000000	0	0.000000
5	To consider and approve the renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.	7,465,571	99.812823	14,000	0.187177	0	0.000000

The full text of the above resolutions is set out in the circular and notice of the EGM dated 11 November 2016.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

II.	CHANGE OF THE AUDITOR FOR US FORM 20-F OF THE COMPANY FOR THE YEAR 2016

Following the approval by the shareholders of the Company at the EGM, Ernst & Young Hua Ming LLP has been appointed as the auditor of the Company responsible for auditing the US Form 20-F for the year 2016, and Ernst & Young (“Ernst & Young”) has ceased to be the auditor for US Form 20-F of the Company, but will still be acting as the Hong Kong auditor of the Company.

Ernst & Young has confirmed in writing that there is no matter relating to its resignation as the auditor for US Form 20-F of the Company that needs to be brought to the attention of the shareholders of the Company. The Board has confirmed that there are no disagreements between the Company and Ernst & Young, and the Board is not aware of any other matters in relation to the change of the auditor for US Form 20-F of the Company that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 December 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie